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                              October 12, 2023

       Joseph Robert
       Chief Executive Officer
       Robert Ventures Holdings LLC
       2810 N. Church St.
       #28283
       Wilmington, DE 19802

                                                        Re: Robert Ventures
Holdings LLC
                                                            Offering Statement
on Form 1-A
                                                            Filed September 15,
2023
                                                            File No. 024-12331

       Dear Joseph Robert:

                                                        We have reviewed your
offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Offering Statement on Form 1-A

       General

   1. Please note that disclosure between your website and your offering statement should be consistent. For example
only, we note your real estate description of costs on page 22 is not consistent with
your disclosure on the site.
   2. Please revise your filing, where appropriate, to address the following points:
                                                            Affirmatively
identify the crypto assets that you currently or intend to acquire or hold, accept as
payment (e.g., as consideration for your securities or otherwise), lend or stake, or
otherwise transact in;
                                                            Describe your
policies and procedures, if any, for analyzing whether a particular crypto asset that
you intend to hold, acquire or otherwise transact in is a    security
                                                            within the meaning
of Section 2(a)(1) of the Securities Act and disclose that this is a risk-based judgment
and does not constitute a legal determination binding on
                                                            regulators or the
courts. Disclose whether and how the recent completion of
 Joseph Robert
FirstName LastNameJoseph  Robert
Robert Ventures Holdings LLC
Comapany
October 12,NameRobert
            2023       Ventures Holdings LLC
October
Page 2 12, 2023 Page 2
FirstName LastName
              Ethereum   s transition to Proof-of-Stake consensus has impacted
your analysis, if any,
              of whether a particular crypto asset that you hold, acquire or otherwise transact in is a
                 security    within the meaning of Section 2(a)(1) of the
Securities Act; and
                Expand your risk factors to describe (i) the regulatory risks associated with any such policies and procedures for determining the characterization of crypto assets and (ii)
              the risks attendant to your plans, if any, to expand your business activities to include additional types of crypto assets.
3. We note that you and your subsidiaries intend to operate your business in a manner that will permit you to maintain exemptions from registration under the Investment Company
         Act of 1940. Please provide us with a detailed analysis of these exemptions and how your investment strategy will support these exemptions. Also, please ensure that your analysis addresses your intention to invest 30 - 70% of the offering proceeds raised in crypto assets, as disclosed on page 23. Finally, please note that investment companies are not eligible to use Regulation A under Rule 251(b)(4) and Part I, Item 2 of Form 1-A. We may refer your response to the Division of Investment Management for further review.
4.       We refer you to our December 2022 Sample Letter to Companies Regarding
Recent
         Developments in Crypto Asset Markets, located on our website at the following address:

https://w
ww.sec.gov/corpfin/sample-letter-companies-regarding-crypto-asset-markets.
         Please consider the issues identified in the sample letter as applicable to your facts and circumstances and revise your disclosure accordingly.
Cover page

5. Rule 253(b)(4) requires that you fix the volume of securities that you are qualifying in this offering. Please state the volume of 1 yr Bonds, bearing interest at 8%, and 3 yr Bonds, bearing interest at 10%, that you intend to qualify in this offering. Offering Circular Summary, page 1

6. We note your disclosure regarding the arbitration provisions and jury trial waivers on pages 15 through 16. Please disclose those provisions here and highlight the ability of investors to opt out of those provisions.
The Offering
Manner of Offering, page 2

7. You state that you will offer and sell your Bonds directly through your investment platform. Please revise to your disclosure, where appropriate, to address the following points:
             Provide a materially complete discussion of your investment platform, including how it operates;
             Disclose the material terms of the Technology Platform Agreement, which you have filed as Exhibit 6.1; and
             Please disclose whether you intend to accept crypto assets as payment for
 Joseph Robert
Robert Ventures Holdings LLC
October 12, 2023
Page 3
              investments, and if so, revise to identify the same. In this regard, based upon the recitals and section 1.1 of the Technology Platform Agreement, it appears that you
              may accept    digital currencies    from investors as payments on
your platform.
About this Circular, page 3

8. We note your reference that you will provide documents if "readily available." Please explain the circumstances where your documents would not be readily available or remove this reference.
Industry and Market Data, page 4

9. We note the statement that you cannot guarantee the accuracy or completeness of the data prepared by other sources. Please delete or revise this disclaimer to eliminate the implication that you are not responsible for the accuracy of the information you elect to include in your prospectus.
Risk Factors, page 4

10. Please add risk factors to disclose that you may change your investment strategy without bondholder approval and to disclose that there is no limit on the amount of leverage that you may incur.
Risks Related to Our Company, page 4

11. Please expand your risk factor disclosure related to your plans to trade in crypto assets to address risks associated with the volatility of crypto asset prices and risks associated with staking, or otherwise lending, crypto assets. In this regard, we note your related disclosures on page 23.
The amount of repayments to Bond holders..., page 5

12. We note your disclosure that you may not be able to repay the bonds when due. In your business section, please clarify what will occur if you are unable to repay the bonds when due. For example, please clarify if the bonds will continue to accrue interest in this circumstance. Please disclose if you have an agreement with your manager to provide financial assistance in this situation and whether your manager has the financial resources to provide such assistance.
Our ability to protect the confidential information of our investors..., page 6 FirstName LastNameJoseph Robert
13. Please identify the third parties you rely on to provide services for your platform. In an
Comapany   NameRobert
       appropriate       Ventures
                   section,         Holdingsthe
                            please disclose   LLCservices provided, the amount
paid, and whether
Octoberbond purchasers
        12, 2023 Page 3will have to pay for any of the services provided. FirstName LastName
 Joseph Robert
FirstName LastNameJoseph  Robert
Robert Ventures Holdings LLC
Comapany
October 12,NameRobert
            2023       Ventures Holdings LLC
October
Page 4 12, 2023 Page 4
FirstName LastName
We intend to avoid being classified as an investment company, page 11

14. Because of the potential status of particular crypto assets as securities, please revise this risk factor to address the effect that holding crypto assets that may be securities will have on your investment company status and what steps you will take to monitor investment company status.
Special Information Regarding Forward-Looking Statements, page 16

15. We note your statement that you undertake no obligation to update any forward-looking statements. This disclaimer does not appear to be consistent with your disclosure obligations. Please revise to clarify that you will update this information to the extent required by law.
Investor Suitability Standards , page 17

16.      Please revise your disclosure and your subscription agreement to remove the
         representation that an investor has    read       reviewed    or
understands    the contents of the
         offering statement.
Plan of Distribution, page 17

17. We note that, at this time, you are not engaging a broker-dealer and that you are offering the bonds on a best-efforts basis. Please revise to clarify how you will sell your securities and disclose how you will comply with Exchange Act Rule 3a4-1. Auto-Invest Program, page 19

18. Please revise disclosure in this section to explain how you will communicate with investors regarding each auto investment, and how investors will reconfirm the terms of the Bond Investor Agreement for each auto investment. Please also explain whether the failure to reconfirm an auto investment has any impact on future auto investments, and whether and how investors may stop, revise or change future auto investments.
Exchange of Bonds for Existing Debt, page 20

19. We note your disclosure that you will accept cancelled notes issued by the parent for
         Bonds. Please explain why you believe it is appropriate to accept notes from your parent company as payment for bonds for your company, given that this would result in less money available for you to invest and therefore lessen your ability to repay bondholders. Please explain who the investors are that could exercise this ability and clarify how this will impact your operations, including adding risk factor disclosure.
         Please also disclose the total amount of notes that could be cancelled for the bonds, and describe any matters upon which acceptance is conditioned. Finally, please tell us what consideration you have given to the potential application of the tender offer rules, and how you would structure the exchange of parent notes for bonds to comply with Regulation
 Joseph Robert
FirstName LastNameJoseph  Robert
Robert Ventures Holdings LLC
Comapany
October 12,NameRobert
            2023       Ventures Holdings LLC
October
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         14E and Regulation A. We may have additional comments upon review of your response.

Use of Proceeds, page 21

20. Please clarify, in your use of proceeds, if you will repay the cost of the lots that have already been purchased as referenced on page 25. Additionally, please expand to include the fees that are being paid to third parties, if such amounts are being paid out of proceeds.
Description of Business
Our Business, page 22

21. Please clarify the experience of your manager in building homes. To the extent you have hired a contractor to build the homes, please identify the contractor, file the contracts in accordance with Item 17(6) of Form 1-A, and clarify if the contracts will be fixed-price or cost-plus.
Digital Assets, page 23

22.      We note your disclosure that you    will optimize investment value by
engaging in yield-
         generation activities like staking and earning methods while holding these digital
         assets.    Please clearly state what you plan to do with the crypto
assets you purchase and
         how you expect to generate revenue or increase profitability by virtue of owning them. In this regard, please provide a materially complete description of your prospective yield-
         generation activities, including, without limitation:
             How the staking and earning methods operate and what they specifically entail, including illustrative examples, as appropriate; and
             Identification of the prospective counterparties and material obligations thereof, to the extent known.
23. Please disclose how or where you will custody the crypto assets you hold. Additionally, discuss why you have selected this method and the related risks. Please also describe the material terms of any prospective custody arrangements, to the extent such terms are currently known although not finalized.
Description of Property, page 25

24. Please clarify who currently owns the lots. Please disclose the costs of each lot and whether the lots are subject to financing arrangements. Please disclose when you anticipate commencing construction on each lot. Please clarify if you have already built any houses on any of the lots.
Management's Discussion and Analysis..., page 26

25. We note your disclosure that you may sell real estate assets to fund your operations.
         Please clarify what assets are ready for sale.
 Joseph Robert
FirstName LastNameJoseph  Robert
Robert Ventures Holdings LLC
Comapany
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            2023       Ventures Holdings LLC
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Management, page 27

26. We note that you will be managed by Robert Ventures, LLC. Please file the management agreement in accordance with Item 17(6) of Form 1-A. Additionally, please ensure that you provide all of the information required by Item 10 of Form 1-A.
Part III - Exhibits, page 31

27. Please file testing the waters materials in accordance with Item 17(13) of Form 1-A.
Exhibit 11
Consent of Independent Accountants, page 35

28. Please have your independent accountants address whether their consent also pertains to the financial statement (i.e., consolidated balance sheet) as of December 31, 2022, and amend such consent accordingly.
Robert Ventures Holdings LLC and Subsidiaries
Consolidated Financial Statements as of and for the Period May 3, 2022 (Inception) Through
December 31, 2022
Independent Auditor's Report, page F-1

29. Please have your independent auditors tell us why their report references that their audit was performed in part in accordance with Government Auditing Standards, and the authoritative literature relied upon by your independent auditors. Consolidated Financial Statements, page F-2

30. You disclose on page 4 that management has raised substantial doubt about your ability to continue as a going concern and your independent registered public accounting firm has included an explanatory paragraph in their opinion on your audited consolidated financial statements for the year ended December 31, 2022, that states that there is a substantial doubt about your ability to continue as a going concern. Please address the following:
             It does not appear that your independent accounting firm is registered with the Public
              Company Accounting Oversight Board (United States). Advise or revise your disclosure accordingly to remove language referring to such accounting firm as
              "registered;"
             The Independent Auditor's Report appears to omit an explanatory paragraph describing the uncertainty about your ability to continue as a going concern. If applicable, advise or amend to have your auditor revise their report. Additionally, to the extent you auditor considered an evaluation as to whether conditions or events raise substantial doubt about your ability to continue as a going concern, their consent should be updated accordingly;
             Amend to provide discussion in your financial statements materially consistent with the disclosure noted above discussing management's evaluation as to whether there
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FirstName LastNameJoseph  Robert
Robert Ventures Holdings LLC
Comapany
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            2023       Ventures Holdings LLC
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              are conditions and events, considered in the aggregate, that raise substantial doubt about your ability to continue as a going concern, including whether or not such substantial doubt has been alleviated by management's plans. Refer to ASC 205-40-
              50.
31. Please tell us why each of your audited financial statements make reference to "the
         Accompanying Notes to the Independent Accountant   s Compilation
Report."
Consolidated Financial Statements as of and for Six Months Ended June 30, 2023 Independent Accountant's Compilation Report, page F-12

32. We note that the Company's principal auditor SD Associates P.C. dated its audit report for fiscal year 2022 on August 15, 2023, and dated a compilation report as of and for the interim period ended June 30, 2023 on August 17, 2023. Providing a compilation service and a compilation report by the principal auditor during the audit and professional engagement period is prohibited by Rule 2-01 of Regulation S-X as providing both a bookkeeping service and a management service. Please tell us whether the auditor is independent under the SEC independence requirements for the 1-A filing, and as of
         August 15, 2023 for fiscal year 2022 considering that: a) the compilation work may have been performed during the audit and professional engagement period for the fiscal year
         2022 audit; and b) that the 1-A filing has not been declared effective yet and as a result the auditor continues to be associated as the principal auditor of the company with this filing.
         Additionally, please amend your offering statement to remove the compilation report.
Statements of Members' Equity for Six Months Ended June 30, 2023, page F-15

33. Please tell us, and revise your financial statements to disclose, how you account for non-
         controlling interests attributable to KS OBX LLC. Your response and disclosure should include a discussion of the significant terms of such investment for which a non-
         controlling interest exists, and how you considered reflecting the allocation of net loss for the period attributable to non-controlling interests. Cite any relevant accounting literature in your response.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.
 Joseph Robert
Robert Ventures Holdings LLC
October 12, 2023
Page 8

       Please contact Mark Rakip at 202-551-3573 or Kristina Marrone at 202-551-3429 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Pam Long at 202-551-3765 with any other questions.



                                                        Sincerely,
FirstName LastNameJoseph Robert
                                                        Division of Corporation
Finance
Comapany NameRobert Ventures Holdings LLC
                                                        Office of Real Estate &
Construction
October 12, 2023 Page 8
cc:       Arden Anderson, Esq.
FirstName LastName